November 7, 2024

David Chuang
Principal Executive Officer
FST Corp.
No. 3, Gongye 1st Rd., Minxiong Township
Chiayi County 621018, Taiwan

David Chuang
Principal Executive Officer
Femco Steel Technology Co., Ltd.
No. 3, Gongye 1st Rd., Minxiong Township
Chiayi County 621018, Taiwan

       Re: FST Corp.
           Amendment No. 3 to
           Registration Statement on Form F-4
           Filed October 24, 2024
           File No. 333-280879
Dear David Chuang and David Chuang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 8, 2024 letter.
 November 7, 2024
Page 2
Amendment No. 3 to Registration Statement on Form F-4
Risk Factors
Risks Related to Chenghe and the Business Combination
The Third Extension proposed by SPAC contravenes Nasdaq rules, and as a result, could lead
Nasdaq to suspend trading..., page 94

1.     We note that you are currently listed on Nasdaq and that Nasdaq Rule
5815 was
       amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration
       statement. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your
       securities no longer being considered    covered securities.
Certain Relationships and Related Transactions, page 302

2. We note your revisions in response to prior comment 14 and reissue in part. Please revise to discuss the related party transaction discussed on page F-105 from inception up to the date of the registration statement.
Part II
Information Not Required in Prospectus
Item 21. Exhibits and Financial Statements Schedules, page II-1

3.     We note that you deleted the Form of FST Corp. Equity Incentive Plan from your
       exhibit index. However, we note your disclosure on page 99 that you intend to adopt
       this plan for    key employees.    Please file this exhibit pursuant to
Item 601(b)(10) of
       Regulation S-K, or tell us why you do not believe it is required to be filed.
General

4. We note your revisions in response to prior comment 18 and reissue in part. We note your disclosure on the cover page that you intend to apply for listing of the CayCo
       Ordinary Shares on Nasdaq, which is defined as the    Stock Exchange.
However, we
       also note your defined term on page 12 that    Stock Exchange    means
the NYSE or
       Nasdaq. Please revise throughout the filing to clearly state the stock exchange that you intend to list the CayCo Ordinary Shares. Further, we note your disclosures in the redemption tables that, assuming no redemptions, FST Advisor will hold 3.25% of
       CayCo. However, we note your other disclosures outside of the redemption tables that this percentage is 3.42%. Please revise throughout the filing to reconcile this discrepancy.
 November 7, 2024
Page 3

5. We note your revisions on pages 166 and 179 through 183 in response to prior comment 19 and reissue in part. Please make appropriate revisions throughout the prospectus to address the federal income tax consequences of the de-SPAC transaction to (i) the SPAC, (ii) the target company, and (iii) target security holders,
       including in your Questions and Answers about the Business Combination and the
       Extraordinary General Meeting and Risk Factors sections.
6. Please revise the filing to discuss the information contained in Chenghe Acquisition I
       Co.'s current report on Form 8-K, filed on October 29, 2024.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733
if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-
551-3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:   Gary J. Ross
      Francis Chang